Contact

www.linkedin.com/in/tom-paquin-a8172a10 (LinkedIn)

Top Skills

Biodiesel

Petroleum

Strategic Planning

Tom Paquin

Chief Executive Officer at VictoryBase

Keller, Texas, United States

Experience

VictoryBase Corporation

Chief Executive Officer

August 2020 - Present (3 years 1 month)

Dallas-Fort Worth Metroplex

The mission of VictoryBase is to improve the quality of life and financial future of service members and their families by providing an alternative to traditional home ownership through collective investing in a network of quality homes. EquityBase Investors live in high quality new homes and gain equity each month without the hassle of traditional home ownership.

VictoryBase RE, LLC

President

January 2019 - Present (4 years 8 months)

Dallas/Fort Worth Area

The mission of VictoryBase is to improve the quality of life and financial future of service members and their families by providing an alternative to traditional home ownership through collective investing in a network of quality homes.

Victory Aviation Company, LLC

Leadership Instructor

June 2016 - Present (7 years 3 months)

Alliance, TX

T-6 Victory exists to train our clients to make every day a victory by creating greater value by improving their ability to lead. Leadership is a key to value creation for every person and every organization. Human activity thrives superior leadership is and productivity suffers when leadership is lacking.

We start by teaching a simple decision-making cycle—a habitual, looping, learning pattern for behavior. Then we apply this pattern to seven Leadership Tasks and focus on core, critical, and continual habit pattern every leader must exhibit. To accomplish these tasks, we equip our clients with proven tools from the instructors military aviation and business background.

Our clients fly with former fighter pilots in historic high-performance military aircraft. The clients academic lessons are woven into an operational environment, in a dynamic, memorable, and thrilling experience. The mental and emotional impact of this training will permanently ingrain Victory Leadership principles in our clients daily lives.

http://www.t-6victory.com/

VICNRG, LLC
Managing Member
January 2010 - March 2017 (7 years 3 months)

VICNRG, LLC is a trading company that trades paper and physical products related to the petroleum industry and alternative fuels. The company also trades Renewable Fuels Standard (RFS) credits (RINs) and other renewable credits.

Victory Transload, LLC
Managing Member and President
February 2009 - March 2017 (8 years 2 months)

Victory Transload, LLC serves the petroleum and alternative fuels industry with bulk transfer of product on railcars/trucks. Additionally, Victory Transload, LLC provides bulk tank storage.

US Marine Corps
LtCol
May 1995 - July 2016 (21 years 3 months)

FA 18 Pilot, VMFA (AW)-332

FA 18 Pilot, VMFA-212

FA 18 Pilot, VMFA-122 (Temporary assignment)

Future Planning, Ethiopia, CJTF-HOA

MAG-41, Safety Officer, FA 18 Pilot

14th Marines Air Officer

Victory Blue
Managing Member and President
January 2010 - March 2016 (6 years 3 months)

Victory Blue is a leading supplier of Diesel Exhaust Fluid (DEF) to the North American market. The company supplies DEF from 1 gal bottles up to bulk railcar volumes.

Victory Biodiesel

Managing Member

February 2007 - February 2009 (2 years 1 month)

Victory Biodiesel trades biodiesel and renewable credits. The company is also contracted to supply the DoD diesel and biodiesel.

Education

Embry-Riddle Aeronautical University

· (1995)

Wharton Executive Education

Scaling a Business: How to Build a Unicorn · (November 2022)